                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           SILVERSTREAM SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

                              DELAWARE PLANET INC.
                          a wholly-owned subsidiary of
                                  NOVELL, INC.
            (Names of Filing Persons (identifying status as Offeror,
                            Issuer or Other Person))

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    827907106
                      (CUSIP Number of Class of Securities)

                           Joseph A. LaSala, Jr., Esq.
                         Senior Vice President, General
                             Counsel and Secretary
                                  NOVELL, INC.
                               8 Cambridge Center
                               Cambridge, MA 02142
                                 (617) 374-9800

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                             HOWARD L. SHECTER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                             NEW YORK, NY 10178-0060
                                 (212) 309-6000

                            Calculation of Filing Fee

        Transaction Valuation                    Amount of Filing Fee
           Not Applicable                           Not Applicable


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid::  ______________         Filing Party:  ______________

Form or Registration No.:  _____________         Date Filed:  ________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE

NOVELL TO ACQUIRE SILVERSTREAM SOFTWARE

HIGHLY PRODUCTIVE WEB SERVICES APPLICATION ENVIRONMENT FOR ENTERPRISES ADDS NEW DIMENSION TO NOVELL'S ONE NET VISION OF THE INTERNET

NOVELL'S UNIQUE COMBINATION OF CONSULTING SERVICES, WEB SERVICES APPLICATION DEVELOPMENT, AND CROSS-PLATFORM NETWORK AND SECURITY INFRASTRUCTURE MEETS TODAY'S WEB-BASED ENTERPRISE IT BUSINESS REQUIREMENTS

CUSTOMERS GAIN QUICK RETURN ON INVESTMENT FROM THE ONLY TRUE CROSS-PLATFORM, STANDARDS-BASED, RELIABLE AND SECURE ARCHITECTURE

PROVO, UT AND BILLERICA, MA -- JUNE 10, 2002 -- Novell, Inc. (Nasdaq: NOVL), the leading provider of Net business solutions, and SilverStream Software, Inc. (Nasdaq: SSSW), a leader in Web services-oriented application development, today announced that Novell has entered into a definitive agreement to acquire SilverStream. The acquisition is part of Novell's plan to be a leading force in the commercialization of new Web services. The acquisition will significantly expand Novell's ability to deliver on its one Net vision of the Internet by enabling customers to quickly develop business applications that exploit the latest Web technologies while leveraging existing IT investments.

With SilverStream, Novell's offerings will be broadened to include the capabilities that are required to serve enterprises seeking to deploy advanced Web applications - business solutions, Web services application development and reliable, secure network infrastructure. The acquisition of SilverStream will provide customers with a compelling new alternative as they look to the power of the Web to improve business efficiency and drive new revenue.

Under terms of the agreement, Novell will commence a cash tender offer to acquire all of the outstanding shares of SilverStream common stock at a price of $9.00 per share, followed by a merger in which the holders of the remaining outstanding shares of SilverStream common stock will receive the same cash price. Assuming a closing of the acquisition in July 2002, with approximately
23.6 million shares projected to be outstanding, which includes estimated option exercises prior to the closing date, the total cash acquisition price before acquisition fees will be approximately $212 million. In that event, cash on SilverStream's balance sheet is expected to total approximately $100 million, which would yield a net cash outlay by Novell of approximately $112 million.

The acquisition has been approved unanimously by the boards of directors of each company and is subject to customary conditions, including regulatory and other standard approvals. David Litwack, president and chief executive officer of SilverStream, and certain other SilverStream shareholders have agreed to tender their shares, representing approximately 20.33 percent of the outstanding common stock. The tender offer requires that at least a majority of the fully diluted shares be tendered. With acceptance of the tender offer by shareholders representing 90 percent of SilverStream shares, the acquisition would likely close in July 2002. If less than 90 percent of the shares are tendered, a formal stockholder meeting of SilverStream stockholders would need to be called to approve the transaction, and the acquisition would likely close during Novell's fourth quarter 2002. SilverStream will become a wholly owned subsidiary of Novell.

"Novell is now well positioned to be a leader in the emerging and fast-growing market for Web services solutions," said Jack Messman, chairman, president and chief executive officer of Novell. "With Novell and SilverStream technologies, we will provide customers an ideal architecture to build out their next-generation systems, helping them deploy new technologies at low cost while getting the full value from prior IT investments.

"We promised we'd move aggressively into the Web Services space. With the acquisition of SilverStream, we will have not only achieved that goal, we will have jumped ahead of the competition," he continued. "By providing the next generation of Web Services solutions to our customers, we move Novell further along the path toward growth and profitability."

UNIQUE COMBINATION OF CAPABILITIES PUTS NOVELL IN LEAD

Novell's one Net vision delivers industry-leading solutions for planning, implementing and managing today's advanced business applications. It's also the only solution that is standards-based and interoperates with all market leading platforms without bias. The Novell one Net platform is comprised of three primary components:

- STRATEGY AND DELIVERY: Novell's Cambridge Technology Partners provides innovative, technology-enabled strategy and solutions using proven methodologies to solve complex business challenges.

- WEB SERVICES APPLICATION DEVELOPMENT: SilverStream provides a highly productive visual environment for quickly building dynamic, interactive applications that integrate existing information assets.

- CROSS-PLATFORM INFRASTRUCTURE: Novell's Net services include world-class security and directory technologies, reliable high-performance network services and comprehensive management capabilities.

"Novell and SilverStream make a great match," said David Litwack. "Novell was early in recognizing the opportunity in delivering network services across the web, and its one Net vision mirrors the direction the market is now moving with Web services. Add our SilverStream eXtend(TM) product line, which Web-enables enterprise systems and delivers dynamic applications, to Novell's consulting and network infrastructure capabilities, and you have all the ingredients to lead the market."

PROVIDING THE SOLUTION FOR TODAY'S IT CHALLENGES

Increasingly, enterprises face IT challenges that require new answers. Organizations need to support any users on any device from any location with applications that must be both managed and secure. They face business processes that cut across customer, employee and supplier boundaries, but that were originally designed to support discrete, departmental functions. Information is locked up in silos, which are usually tightly tied to specific platforms and vendors. As a result, enterprises are prevented from leveraging their existing technology assets in new applications that meet evolving business requirements.

With the acquisition of SilverStream, Novell will be in the position to help enterprises meet these challenges by providing a "Services Oriented Architecture." A "Services Oriented Architecture" is a loosely-coupled, standards-based, process-driven, directory-enabled, network-aware architecture that facilitates the development of Web services-based applications. It enables organizations to get maximum value from the systems, users, devices, business processes and information resources that comprise their corporate assets.

NOVELL CHALLENGES IBM, MICROSOFT AND SUN IN WEB SERVICES

Novell has been active in delivering network services across the Web for more than two years, and its one Net vision clearly recognized the shift from client-server to basic Web-based network solutions. Today Novell is a leader in networking and storage management services, file and print services, web access, content delivery, portal services, messaging, authentication, access and security services.

As new standards are evolving, the combination of SilverStream's strength in Web services application development, coupled with Novell's leadership in networking services - the key to securing, simplifying, and accelerating Web services - will provide a compelling option for companies wanting to take full advantage of this next stage of Web services.

"This acquisition will make Novell a meaningful player in the web services game, right next to others who are pursuing a services strategy, like IBM, Microsoft and Sun, " said Chris Stone, Vice Chairman - Office of the CEO at Novell. "But we're coming at this market from a different place. Instead of the monolithic approach based on proprietary products that others have adopted, Novell is focused on offering a cost effective, flexible alternative that allows the products of all vendors to work together. It's a role we play already in the networking space, and one - uniquely - we'll take to the Web services arena.

"By bringing the capabilities of SilverStream, Cambridge and Novell together, we'll have the pieces in place to deliver on our one Net vision of a world where resources of all types can be securely managed and utilized across networks of all types, all working together freely," Stone explained.

Novell anticipates that SilverStream will be additive to earnings in 2004. With a closing of the acquisition expected in July, during Novell's third fiscal quarter, the company anticipates that SilverStream will not materially impact revenue and ongoing expenses in that quarter. For fiscal 2002, SilverStream has the potential of contributing approximately one percent to total Novell revenue. In fiscal year 2003, SilverStream is projected to be slightly dilutive to Novell earnings.

Subsequent to closing, SilverStream's eXtend product line will be re-branded under the Novell name. SilverStream's David Litwack will become a Senior Vice President of Novell and will join Novell's Worldwide Management Committee. SilverStream's offices will remain in Billerica, MA.


CONFERENCE CALL NOTIFICATION AND WEB ACCESS DETAIL
A live Webcast and Webinar slide presentation of Novell's conference call to discuss the acquisition with interested parties will be broadcast at 12:00 Noon EDT June 10th. The agenda for the program is as follows:

   -  Introductory Remarks and Discussion of the Acquisition

   -  One Net Web Services Vision Presentation (VIA WEBINAR)

   -  Questions & Answers


Web Access

The conference call and slide presentation can be accessed at the following URL: www.novell.com/webservices

Dial-in Access

Dial in access for audio and Q&A only (no slides):
   -  US/Canada Dial-In Number: (877) 296-5507
   -  International/Local Dial-In Number: (706) 634-5117
Conference Name:  Web Services
Leader's Name:  Jack Messman

Participants in the conference call are asked to dial in and provide their name, the leader's name and reference the company hosting the call (Novell).

Replay Access

Conference Call Only:
A digital recording of the conference call will be available on Tuesday, June 11, 2002. To access the recording, US/Canada participants should call (800) 642-1687 or for International/Local participants, call (706) 645-9291 and enter the Conference ID 4480702.

Conference Call and Presentation:
An archive of the Webcast and presentation will be available on Tuesday June 11, 2002 at www.novell.com/webservices.

ABOUT SILVERSTREAM SOFTWARE, INC.
SilverStream Software, Inc. (Nasdaq: SSSW) provides the first comprehensive visual integrated services environment to simplify and accelerate the development of sophisticated business applications. SilverStream's award-winning technology is based on the best of Java, XML, and Web services, and enables businesses to unlock the potential of existing systems and rapidly deliver business applications to the Web. SilverStream powers business operations for more than 1,500 customers worldwide including Acer, Amerisure Insurance, BNP Paribas, the Chicago Stock Exchange, Samsung Electronics, Suzuki and Zurich Insurance. SilverStream's worldwide partner network includes system integrators, independent software vendors, application service providers and other strategic partners such as Cap Gemini Ernst & Young, Compaq, Deloitte & Touche, Hewlett Packard, IBM, Intel, Mercury Interactive, Microsoft, Oracle and Sun Microsystems.

SilverStream is headquartered in Billerica, Mass. with offices throughout the world. For more information, please visit http://www.silverstream.com.

ABOUT NOVELL

Novell, Inc. (Nasdaq: NOVL) is the leading provider of Net business solutions designed to secure and power the networked world. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions. Novell provides worldwide channel, consulting, education and developer programs to support its offerings. For information on Novell's complete range of solutions and services, contact Novell's Customer Response Center at (888) 321-4CRC (4272), or visit Novell's Web site at http://www.novell.com. Information on Net business solutions from Cambridge Technology Partners can be accessed at http://www.ctp.com. Press may access Novell announcements and company information on the World Wide Web at http://www.novell.com/pressroom.

eXtend(TM) is a trademark of SilverStream Software, Inc. All third party trademarks are the property of their respective owners.

PRESS CONTACTS:

NOVELL, INC.:
Gary Schuster
Phone: 617-914-8522
E-mail: gary.schuster@novell.com

Bruce Lowry
Phone: 801-222-4005
E-mail: blowry@novell.com

SILVERSTREAM SOFTWARE, INC.:
Sarah Mees
Phone: 978-262-3297/617-462-8066
E-mail: smees@silverstream.com/silverstream@pancomm.com

INVESTMENT COMMUNITY, CONTACT INFORMATION:

NOVELL, INC.:
Peter Troop
Phone: 408-967-8150
E-mail: ptroop@novell.com

SILVERSTREAM SOFTWARE, INC.:
Sarah Mees
Phone: 978-262-3297/617-462-8066
E-mail: investor@silverstream.com/silverstream@pancomm.com


ADDITIONAL INFORMATION AND WHERE TO FIND IT:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Novell will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Stockholders should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.

FORWARD LOOKING STATEMENTS:

Statements included in this press release that are not historical in nature are "forward-looking statements," including those related to future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and the growth of the market for Web services solutions. You should be aware that Novell's and SilverStream's actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Novell and SilverStream management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Novell's ability to integrate SilverStream's operations and employees, Novell's ability to deliver on its one Net vision of the Internet, Novell's ability to take a competitive position in the Web services industry, business conditions and the general economy, competitive factors, sales and marketing execution, shifts in technologies or market demand and the other factors described in Novell's and SilverStream's Annual Reports on Form 10-K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC. Novell and SilverStream disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



TABLE OF CONTENTS

--------------------------------------------------------------------------------

General....................................................................    2
About Novell...............................................................    7
About SilverStream.........................................................   11

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



GENERAL

      WHAT DID NOVELL ANNOUNCE TODAY?
         Novell, Inc today announced it has entered into a definitive agreement to acquire SilverStream Software, Inc., a leader in Web services business application development.

      WHY IS NOVELL ACQUIRING SILVERSTREAM?
         SilverStream is a strategic acquisition of a leading provider of web services technology that adds another leg to Novell's business and puts Novell at the forefront of delivering a package that enables customers to develop and deploy Web-based applications reliably and securely. Among its competitors, now only Novell can provide the comprehensive combination of business solutions, development capabilities and reliable, secure infrastructure that help enterprises of all types to exploit new technologies while still leveraging their existing IT investment

         MARKET OPPORTUNITY
         We are witnessing a once in a decade transformation in the way new business applications are built. The emergence and acceptance of web services and services oriented application architecture will enable the massive integration of previously disparate systems on an unprecedented scale. For the first time, organizations can now realize the full potential of their information and technology assets by developing business systems that are flexible - and that dramatically improve customer and partner interactions.

         STRATEGY
         Novell plans to emerge as a formidable competitor in Web Services market. By combining its directory and security leadership with SilverStream's Web services technology leadership, and Cambridge's strategy and delivery, Novell now provides the reliable, secure infrastructure, the development capabilities and business solutions that enable enterprises to exploit new technologies while leveraging significant IT investments.

      HOW WAS SILVERSTREAM CHOSEN?
         Novell did an exhaustive review of virtually every vendor in this domain. They analyzed each for technological and strategic fit as well as from a business value point of view. SilverStream provided the right team, right product, and a unified focus around services and technology that Novell deemed strategic.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT ARE THE TERMS OF THE ACQUISITION?

         VALUE - Under terms of the agreement, Novell will make a cash tender offer of $9 per share for every outstanding share of SilverStream stock. With approximately 23.6 million shares projected to be outstanding when this transaction is consummated, the total cash acquisition price, before acquisition fees, is currently estimated to be approximately $212 million. Assuming a closing of the acquisition in July, cash on SilverStream's balance sheet is expected to total approximately $100 million, which will yield a net cash outlay by Novell of approximately $112 million, before additional acquisition fees and merger related costs.

         STRUCTURE - The acquisition has been structured as a two-step transaction with a cash tender offer to be followed by a merger. Under terms of the agreement, Novell will commence a cash tender offer to acquire all of the outstanding shares of SilverStream common stock at a price of $9.00 per share, followed by a merger in which the holders of the remaining outstanding shares of SilverStream common stock will receive the same cash price. The tender offer requires that at least a majority of the fully diluted shares be tendered.

         APPROVALS: The acquisition has been approved by the board of directors of each company and is subject to customary conditions, including regulatory, and other standard approvals. David Litwack, president and chief executive officer of SilverStream, and certain other SilverStream shareholders who are offices or directors of the company and their respective affiliates have agreed to tender their shares, which represent in the aggregate approximately 20% of the currently outstanding shares of common stock.

         CLOSING TIMEFRAME: If more than 90% of the outstanding shares of SilverStream stock are tendered to Novell in the course of the tender offer, the acquisition would be expected to close before the end of Novell's third fiscal quarter. If less than 90% of the shares of SilverStream stock are tendered, a formal stockholder meeting of SilverStream stockholders will need to be called to approve the transaction, and the acquisition would be expected to close during Novell's fourth fiscal quarter.

         STOCK HOLDER PARTICIPATION: Anybody who owns shares of SilverStream common stock prior to the closing would have the right to receive the per share price offered by Novell.

      HOW WILL THE COMPANIES OPERATE?
         For the immediate future, SilverStream will operate as a separate business unit.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



         MANAGEMENT: Novell will retain the key members of the SilverStream executive team. SilverStream's David Litwack will become a Senior Vice President of Novell and will join Novell's Worldwide Management Committee. David will also manage the SilverStream business, and will report to Christopher Stone, Vice Chairman, Office of the CEO of Novell.

         BRANDING: Subsequent to closing, SilverStream's eXtend product line will be re-branded under the Novell name.

         SALES: The SilverStream sales team will remain intact and work for the existing sales leaders at SilverStream. They will act as an overlay sales force with expertise in application development. They will be trained on Novell products and how to sell alongside Novell sales and consulting.

         SERVICES: There are no changes planned for SilverStream and Novell's services and support organizations.

         SUPPORT: All SilverStream support contracts and company contacts will remain in place. SilverStream customers will continue to receive update assurance and experience no disruption or change in their current service.

         OFFICES: Novell's has offices in 37 countries worldwide with engineering resources in Europe and Bangalore, India. Their corporate headquarters are in Provo, Utah with executive Offices in Boston, MA. SilverStream has offices in 17 countries worldwide and their corporate headquarters are in Billerica, MA.

      WILL MY SILVERSTREAM CONTACTS REMAIN THE SAME?
         Yes, all SilverStream contacts remain the same.

      WHAT WILL BECOME OF SILVERSTREAM'S PRODUCTS?
         The SilverStream eXtend product line will be re-branded as Novell eXtend, with the exception of the SilverStream eXtend Application Server. The SilverStream Application Server will be branded as a component of Novell's infrastructure product portfolio, and will continue to be enhanced, maintained and supported by the same engineers and support staff that SilverStream customers are accustomed to working. No SilverStream products will be discontinued.

      IS THERE PRODUCT OVERLAP?
         There is very little product overlap. Although Novell and SilverStream product lines are mostly complimentary, product groups from both companies will identify opportunities for technology sharing and develop plans to be implemented after the close.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT IS A "SERVICES ORIENTED ARCHITECTURE"? HOW DOES IT RELATE TO WEB SERVICES?
         A Services Oriented Architecture (SOA) is a loosely coupled, standards-based, process-driven, directory-enabled, network-aware architecture. It provides the foundation for building dynamic interactive applications that integrate existing information assets. Web Services play a significant role in SOA enabling systems to be loosely coupled and accessed through a standard communication protocol. However, SOA also includes a secure, reliable infrastructure, a design environment and tools to rapidly build services oriented applications.

      DONOVELL AND SILVERSTREAM SHARE COMMON CUSTOMERS?
         There are many common customers. Novell is used by over 80% of all Fortune 1000 companies. As Web Services becomes more prevalent and accepted, the notion of developing and integrating applications and data across organizations has a heavy *networking* requirement.

      HOW DOES THE ACQUISITION BENEFIT CUSTOMERS?
         Novell customers will now have an environment to develop services oriented applications -- a capability they have repeatedly requested. SilverStream customers will receive the benefits of a managed, secure infrastructure along with formidable global resources. Together SilverStream and Novell will be able to offer the business expertise, the development platform, and the network infrastructure that companies need to move to a Web services environment.

      HOW DOES THE ACQUISITION BENEFIT PARTNERS?
         The joining of Novell and SilverStream will provide a broader market presence and present more opportunity for partners.

      HOW DOES THIS AFFECT PARTNERSHIPS WITH SILVERSTREAM?
         SilverStream will continue to work with their partners. Contracts will remain in effect through the initial transition and SilverStream and Novell will determine the appropriate time and mechanism for transitioning contracts to Novell.

      HOW DOES THIS IMPACT CAMBRIDGE CONSULTANTS? WILL THEY STILL RECOMMEND THIRD PARTY TOOLS?
         CTP grew up as the pioneer of rapid application development. This is a natural fit for CTP's consultants, because development times on this platform can be improved by as much as 50%. So, yes, CTP will use this. However, CTP is not limited to using Novell products. CTP's goal is to provide the best possible solution to a customer's business problem, wherever that might come from. If a customer wants to use another platform in their solution, Cambridge will support them.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT IS THE COMPETITIVE SIGNIFICANCE OF THIS ACQUISITION?
         Novell one Net delivers the most comprehensive products and services for planning, implementing and managing Services Oriented Architectures. Unlike the competition, Novell does not have a homogeneous approach to software or software development. SilverStream supports cross-platform, multi-protocol, interoperability among heterogeneous environments. Novell and SilverStream provide their customers the freedom to choose. Novell's key differentiators will be derived from five key areas.

            - INTEGRATION capabilities of the platform to maximize investment from historical IT investments

            - INTERACTION AND ADVANCED PORTALS capabilities of the platform to create and enhance relationships with outside constituencies

            - SECURITY which includes identity, provisioning and management for all users inside and outside the firewall

            - INTEROPERABILITY with O/S, app servers, and development environments (J2EE, .Net)

            - PRODUCTIVITY that reduces development time by up to 50% compared to the competition.

         Both Novell and SilverStream bring a cross-platform philosophy into this relationship. Novell has no interest in protecting a particular hardware or software platform with this technology. If customers wish to use an application server from one of the leading vendors, Novell will support that. There is much more to being a Web services platform than just an application server. Leading vendors like SilverStream deliver a high productivity environment with comprehensive integration capabilities, process management and interaction capabilities to build dynamic applications that take advantage of customers' existing infrastructures. With Novell eXtend, customers will always be free to choose from the leading application server products.

      ARE THERE PLANS TO INTEGRATE THE PRODUCT LINES?

         Product management and R&D groups from both companies will begin developing plans for sharing and combining technologies. Expect to see more definitive timelines in the coming months.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



     WHERE CAN I FIND MORE INFORMATION REGARDING THE ACQUISITION?
         This document is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Novell will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. You should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.


--------------------------------------------------------------------------------

ABOUT NOVELL
http://www.Novell.com

      WHO IS NOVELL?
         Novell, Inc. is the leading provider of Net business solutions designed to secure and power the networked world. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions. Novell provides worldwide channel, consulting, education and developer programs to support its offerings.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



         HISTORY: Novell Data Systems began life in 1979 as a computer manufacturer and maker of disk operating systems. In January 1983, Raymond J. Noorda and Safeguard Scientific, a venture capital firm, reincorporated NDSI as Novell, Inc. to design and market software and hardware used for data networks. Also in 1983, Novell introduced NetWare, the first LAN software based on file-server technology. Through the 1980s, corporate requirements for networks grew significantly, with LANs being increasingly replaced by Wide Area Networks (WANs), which unified large corporate environments. By the early 1990s, Novell's NetWare operating system, updated to add key features for distributed enterprises, led this market with nearly a 70 percent share. Dr. Eric Schmidt, formerly Sun Microsystems' chief technology officer, took over the reins at Novell in March 1997. Schmidt accelerated Novell's efforts to leverage its core networking strengths in the Internet arena. He quickly announced a product roadmap to base all of Novell's products on IP, the Internet communications protocol. In the summer of 2001, Novell acquired Cambridge Technology Partners, a leading eSolutions consulting firm, to strengthen its ability to deliver both services and products to customers.

         FAST FACTS
         - Offices in 37 countries
         - Number of Employees: over 6,000
         - Net Sales 2001: $1040M
         - Publicly Traded: (NASDAQ: NOVL)

      WHO ARE NOVELL'S CUSTOMERS?
         Novell has broad market penetration across all sizes and types of organizations. Novell is present in an estimated 80% of Fortune 1000 companies. Most recent directory figures put licenses for eDirectory at 423 million. Representative customers of Novell include British Telecom, Sesame Workshop, WellsFargo, IDACORP Energy, the British Ministry of Defense, Reader's Digest, and many state and local government and education entities.

      WHAT ARE SOME OF THE RESULTS NOVELL HAS ACHIEVED FOR ITS CUSTOMERS?
         Novell provides rapid, significant return on IT investments for its customers. Because Novell solutions are designed to operate on whatever network customers have, they provide a more rapid return on investment than offerings, which require significant hardware and software upgrades to deliver new services. Savings from Novell solutions are measurable. For example, IDC has calculated ZENworks for Desktops provides an ROI of over 2,000 percent in three years, with a payback period as short as 3 months. In a tough economy, these are exactly the sorts of solutions companies are looking for.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT ARE THE FEATURES AND BENEFITS OF NOVELL'S PRODUCTS?
         Novell's technology is known for unparalleled reliability, security, and scalability. This has become even more critical for companies moving their business processes online. Novell's `one Net' value proposition is that it helps clients move quickly, safely, and cost effectively to the networked world.

         Novell delivers end-to-end professional services and cross-platform software that provide customers with solutions that deliver business value and rapid ROI. The acquisition of Cambridge improved on their ability to deliver on their vision. Novell now is focusing its services capabilities to leverage their technology leadership around directory and cross-platform support.

         With Novell's Net business solutions, experienced teams of professionals quickly assess, recommend, integrate and implement technology-objective, tailored business solutions to streamline one or more areas of a customer's value chain. Current Net business solutions focus around partner and employee portals, identity management/user provisioning, technology rationalization, and business process management for government.

         Key features and benefits for each are:

         NETWORKING AND STORAGE: Novell NetWare and storage-related products fulfill the one Net vision by providing non-stop access, Net-ready security and high availability to networked information. NetWare provides the most secure and reliable platform for running Net services software. The end-user experience is improved through critical services such as Internet file access with iFolder, Internet printing with iPrint and cross-client access with the Native File Access Pack. Clustering, NetDevice, backup and other storage-related enhancements deliver solid value while providing unbeatable levels of uptime and reliability.

         ACCESS AND SECURITY: Expands a customers network without sacrificing security. Novell solutions simplify network security administration, lowering costs while enhancing the users' experience; they unify identity management for all users, so they can have secure access and single sign-on to all of their applications, databases, and platforms; and they link all Web sites, servers and applications with consistent protection, so internal and external networks can work together - securely - as one Net.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



         CONTENT & APPLICATION MANAGEMENT: Creates a secure, personalized workplace for each user, liberating the user to work from any machine at any location - whether connected or disconnected. The ZENworks family of products function as a complete desktop, handheld and server management solution for office and mobile systems. Combined with Novell Portal Services, IT managers can aggregate and manage content and applications from virtually any source.

         USER PROVISIONING: Novell is a leader in delivering provisioning solutions, which dramatically reduce administration costs, enhance productivity and increase security by automating the process of granting, maintaining and revoking access rights to network resources. These provisioning solutions enable organizations to provide all of their users, employees, customers, partners, suppliers, etc., immediate access to the personalized resources they need in order to be productive.

         COLLABORATION: Security and cost are collaboration's two highest priorities. Novell offers the most reliable and secure collaboration solution, ensuring minimal business disruption, and offers a cost-effective option to organizations of all sizes. Novell collaboration delivers secure integration and functionality across all aspects of an organization's communications needs, affordably extending the collaboration infrastructure to all internal employees, desk-based and deskless, as well as external

      WHO DOES NOVELL COMPETE WITH AT PRESENT?
         On the server side, Novell competes with Microsoft and Linux. On the directory front, Sun ONE and Microsoft are the other major players. Novell's security solutions compete with a number of offerings from security vendors. Our management tools compete with Intel, Microsoft, and HP.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT ARE THE COMPETITIVE ADVANTAGES OF NOVELL'S PRODUCTS AND TECHNOLOGY?
         Novell is one of the most widely respected technology companies in the world and has won numerous honors and awards for being best-in-class on the strength of its simplicity, security, scalability and ability to work across all leading operating platforms. Because Novell's solutions are built to work across leading operating platforms, Novell allows customers to leverage existing IT investments to meet their eBusiness needs, rather than forcing them into costly upgrades of software and hardware. Because of this additive nature of Novell solutions, Novell's customers are able to get a much more rapid - and higher - return on investment than what they'd achieve following, for example, a single-vendor approach for their network, which is both costly and extremely disruptive to the existing business.

      WHAT ARE NOVELL'S REVENUES?
         Novell had $274 million in revenue in its second fiscal quarter, which ended April 30, down 1 percent from its first fiscal quarter. Novell, like other enterprise software and services firms, has been hit by the slowdown in IT spending globally and for the first six months of fiscal 2002 posted a 13 percent year-over-year in the software segment of its business. Novell has forecast revenue relatively flat to its second fiscal quarter for its third quarter which ends July 31, 2002. For FY2002 Novell anticipates total revenue of approximately $1.1 billion. With the benefit of an improving IT marketplace, Novell anticipates returning to year-over-year revenue growth in its fiscal 2003.


--------------------------------------------------------------------------------

ABOUT SILVERSTREAM
http://www.SilverStream.com

      WHO IS SILVERSTREAM?
         SilverStream Software, Inc. (Nasdaq: SSSW) provides a comprehensive, Visual integrated Services Environment that simplifies and accelerates the creation and delivery of Web services-oriented business applications. SilverStream's technology is based on the best of Java, XML, and Web Services, and enables organizations to rapidly deliver business applications to the Web. Our flagship product suite - SilverStream eXtend(TM) - gives customers a competitive advantage by unlocking the business value of existing systems and delivering relevant information to those who need it when they need it.

         FAST FACTS
         IPO August, 1999 (Nasdaq: SSSW)
         2001 Revenues of $68 million

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



         Customers: 1,700+
         Employees: 480

         COMPANY HEADQUARTERS
         SilverStream Software, Inc.
         Two Federal Street
         Billerica, MA 01821
         Phone: (978) 262-3000
         Fax: (978) 262-3499
         Web: http://www.SilverStream.com


      WHAT IS SILVERSTREAM EXTEND?
         SilverStream eXtend is an award-winning Visual Integrated Services Environment (ISE) for rapidly creating, deploying and managing advanced Web applications based on J2EE and Web services. Using SilverStream eXtend, application developers can rapidly deliver dynamic, interactive and standards-based solutions that integrate existing information assets no matter where they reside. SilverStream eXtend features breakthrough technology for XML integration to legacy systems, business process management, interactive applications, personalization, content management, user management, wireless device support, and more. In addition, SilverStream eXtend leverages the reliability, security and scalability of leading J2EE application servers, including IBM WebSphere, BEA WebLogic and the SilverStream eXtend Application Server, to offer customers' unparalleled choice and flexibility.

         Unlike the competition, only SilverStream eXtend delivers renowned productivity and portability that that supports aggressive project schedules, leverages existing skills and systems and offers true multi-platform support.

      WHAT ARE THE FEATURES AND BENEFITS OF SILVERSTREAM'S PRODUCTS?
         SilverStream eXtend provides breakthrough technology for XML integration to legacy systems, business process management, interactive applications, personalization, content management, user management, wireless device support, and more. With core functionality for creating J2EE & web services applications, eXtend delivers information and services of to key business constituents any time, anywhere, via any device.

         SilverStream eXtend includes the following four major technology components:

            - SILVERSTREAM EXTEND(TM) COMPOSER: Intuitive and highly productive environment for EAI, B2B and legacy integration and business process modeling

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



            - SILVERSTREAM EXTEND(TM) DIRECTOR: Powerful J2EE framework for rapidly building information and services delivery applications. Provides engines for personalization, security, workflow, rules and content management

            - SILVERSTREAM EXTEND(TM) WORKBENCH: High productivity J2EE & web services Development Environment for eXtend

            - SILVERSTREAM EXTEND(TM) APPLICATION SERVER: High Performance & Easy to Manage Enterprise Class J2EE 1.3 Application Server

         Unlike any other offering, eXtend offers comprehensive, fully integrated services oriented development capabilities that are accessible through a consistent easy-to-use environment. Using eXtend, application developers can quickly deliver highly interactive solutions that integrate existing business systems.

      WHAT ARE SILVERSTREAM'S COMPETITIVE DIFFERENTIATORS?
         SilverStream eXtend is a rich, services-oriented development and deployment environment for delivering interactive applications and portals that exploit the value of existing information systems. Only SilverStream delivers a broad, platform-independent solution with a consistent, easy-to-use interface for quickly developing and deploying service-oriented applications.

         - SilverStream eXtend offers a highly productive environment supports aggressive project schedules

         - SilverStream eXtend is easy to use, so Applications Developers can leverage their existing skills and systems

         - SilverStream fully tests and supports deployment to leading J2EE application servers such as IBM WebSphere and BEA WebLogic

      WHO ARE SILVERSTREAM'S CUSTOMERS?
         Powering eBusiness operations for more than 1,500 corporations throughout the world, SilverStream Software is changing the way business is being conducted in Global 2000 companies and large organizations such as Amerisure Insurance, the Chicago Stock Exchange, Imperial Sugar, Neighborhood Health Plan, PIC Wisconsin, Samsung Electronics, US Cellular, Zurich Insurance, Proximus, Suzuki, Swiss Life, BNP Paribas and Acer Europe.

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



      WHAT ARE SOME OF THE RESULTS SILVERSTREAM HAS ACHIEVED FOR ITS CUSTOMERS?
         Global 2000 companies and large organizations use SilverStream's integrated suite of web-services products to change the way they do business. Companies such as Fujitsu PC Corp., Transamerica Life, Imperial Sugar and Shopper's Drug Mart have enhanced business-to-business transactions and improved customer care, by enabling information to flow more fluently across their extended enterprise.

            EXAMPLES:

            - Transamerica Life, integrated and Web-enabled desperate policy systems to provide their distribution channels with 24x7 self-service which reduced network and call center costs and improved agent loyalty.

            - Belgium Railroad created a ticketing application that enabled travel agents (their channel partners) to make reservations via the Web to drive more revenue.

            - Imperial Sugar Web-enabled their legacy order processing system so that their trading partners could purchase products directly over the Internet reducing costs and call center volume.


      WHO ARE SILVERSTREAM'S PARTNERS?
         SilverStream partners with numerous industry leaders including: Sun Microsystems, IBM, Intel, Mercury Interactive, Hewlett Packard, Compaq, Microsoft, Oracle, Deloitte & Touche and Cap Gemini Ernst & Young

      WHAT ARE SILVERSTREAM'S REVENUES?
         In their most recently reported first fiscal quarter, SilverStream had total revenue of $10 million, up 5 percent sequentially from their fourth fiscal quarter 2001. SilverStream believes they can maintain and grow their business from these levels. On a year-over-year basis, SilverStream revenue for their first fiscal quarter was down 56 percent.

      WHERE ARE SILVERSTREAM'S OFFICES?

         US OFFICES: California, Colorado, Connecticut, Illinois, Massachusetts (Headquarters), Michigan, Minnesota, New York, North Carolina, Texas, Virginia, Washington

Novell/SilverStream Acquisition Frequently Asked Questions
June 9, 2002



         GLOBAL OFFICES: Australia, Belgium, Canada, China, Czech Republic, Denmark, France, Germany, Hong Kong, Italy, Luxembourg, Netherlands, Singapore, Switzerland, Taiwan, United Kingdom


FORWARD LOOKING STATEMENTS:

Statements included in this document that are not historical in nature are "forward-looking statements," including those related to future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and the growth of the market for Web services solutions. You should be aware that Novell's and SilverStream's actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Novell and SilverStream management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Novell's ability to integrate SilverStream's operations and employees, Novell's ability to deliver on its one Net Vision of the Internet, Novell's ability to take a competitive position in the Web services industry, business conditions and the general economy, competitive factors, sales and marketing execution, shifts in technologies or market demand and the other factors described in Novell's and SilverStream's Annual Reports on Form 10-K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC. Novell and SilverStream disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



TABLE OF CONTENTS

--------------------------------------------------------------------------------


Corporate Strategy and Competitive Positioning..............................   2
Employment..................................................................   3
Products and Technology.....................................................   4

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



--------------------------------------------------------------------------------

CORPORATE STRATEGY AND COMPETITIVE POSITIONING

      ARE WE COMPETING DIRECTLY WITH IBM, BEA, SUN AND MICROSOFT?
         Both Novell and SilverStream bring a cross-platform philosophy into this relationship. Novell has no interest in protecting a particular hardware or software platform with this technology. If customers wish to use an application server from one of the leading vendors, Novell will support that. There is much more to being a Web services platform than just an application server. Leading vendors like SilverStream deliver a high productivity environment with comprehensive integration capabilities, process management and interaction capabilities to build dynamic applications that take advantage of customers' existing infrastructures. With Novell eXtend(TM), customers will always be free to choose from the leading application server products.

      IS NOVELL PLANNING TO PURCHASE MORE COMPANIES?
         Novell is always reviewing its strategic alternatives whether it comes from a technology perspective or business initiatives. For example, Novell recently purchased a small technology company named Calisto that is a key within their Zenworks solutions for managing hand held devices. Novell will continue to evaluate possible business combinations in the future.

      NOVELL HAS HISTORICALLY BEEN A PARTNER OF BEA, WHO PLAYS IN THIS SPACE. WHAT HAPPENS TO THAT RELATIONSHIP NOW?
         Cross-platform interoperability is a key strength of Novell's one Net solution. We anticipate that Novell's partnership with BEA will remain in effect unchanged.

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



--------------------------------------------------------------------------------

EMPLOYMENT

      WILL THERE BE A REDUCTION IN THE WORKFORCE?
         There are no plans for a reduction in the workforce. However, as the companies are integrated, some redundancies may emerge that could result in some individuals leaving or changing positions.

      WHAT ABOUT STOCK AND OPTIONS?

         -  SilverStream stock converts to $9/share cash on close

         -  Options to be assumed by Novell

         -  Options convert to Novell options with same vesting

         - Conversion based on exchange ratio tied to the Novell stock price prior to closing


      IS NOVELL MOVING TO BOSTON? WILL ALL DEVELOPMENT BE BASED THERE?
         Novell is not moving to Boston. They plan to continue to add staff in both Boston and Provo, Utah. Utah is their corporate HQ with Executive Offices in Boston.

      WHEN WILL HUMAN RESOURCES INFORMATION BE COMMUNICATED?
         Each individual employee of SilverStream will receive a personalized letter from Novell human resources describing the terms of employment and benefits.

      WILL MY YEARS AT SILVERSTREAM COUNT TOWARDS MY TENURE WITH NOVELL?
         Yes

      WILL SILVERSTREAM BENEFITS CHANGE? IF YES, HOW AND WHEN?
         All SilverStream benefits remain unchanged through the end of the calendar year at which time we will convert to Novell benefits, which we expect in the aggregate, will be comparable to or better than SilverStream's existing benefits plan. Novell is currently reviewing and updating their benefits programs, so specific details about their benefits are not available at this time. Expect to see more detail on this in the coming months.

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



--------------------------------------------------------------------------------

      WHEN WILL SILVERSTREAM EMPLOYEES MEET THE TEAMS FROM NOVELL?
         Over the coming weeks introductions will be coordinated on a group-by-group basis.

      WILL THE SILVERSTREAM WEBSITE CONTINUE AFTER THE CLOSE?
         For the time being, the SilverStream web site will continue to stay up and be maintained by the SilverStream Web team. Possible integration plans will be discussed over the summer.

      DOES SILVERSTREAM HAVE TO SELL, SERVICE AND SUPPORT NOVELL PRODUCTS?
         No. SilverStream's focus will remain as it is: To develop the success of the eXtend product line in the Web Services market.

      WHAT IS THE RELATIONSHIP WITH CTP? WILL THEY BE THE ONLY DELIVERY CHANNEL?
         No. For each opportunity we will have to determine the best service delivery vehicle for the customer and the project. However, we do look to leverage off of the benefits our relationship with CTP can offer. SilverStream employees and partners will continue to play a lead role in the delivery of service for eXtend products. We have been looking to establish a relationship with a big consulting firm for some time. Our relationship with CTP will be valuable and necessary for the type of projects that exceed our delivery capacity.

      HOW WILL THE COMBINED SALES TEAMS BE TRAINED?
         There will be an integration team that will address all issues of the integration of the two companies including concerning sales training and joint sales rules of engagement.

--------------------------------------------------------------------------------

PRODUCTS AND TECHNOLOGY

      WHAT DOES THIS MEAN FOR NETWARE? WILL NOVELL DE-EMPHASIZE IT TO FOCUS ON THIS?
         Not at all. Netware has an announced plan of development for the next several years that Novell will continue to follow. It gives NetWare a new developer platform. As stated earlier, Novell did not do this just to beef up Netware. Novell intends to provide this environment on Linux, Solaris and Windows platforms.

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



      DOES THIS MEAN THAT NOVELL IS IN THE JAVA J2EE CAMP AND SQUARELY AGAINST MICROSOFT.NET?
         It means Novell eXtend supports J2EE, Soap, XML, WSDL and UDDI. eXtend is also highly interoperable with .NET in mixed environments.

     NOVELL HAS NOT FOCUSED ON DEVELOPERS IN THE PAST. WILL THIS CHANGE GOING FORWARD?
       Novell originally provided developer tools for their NLM's back in the IPX days. Novell does not expect to drive developers to its platform just because they purchased SilverStream. They see this as part of an overall strategy to couple their software net services, with consulting and web services to provide a complete solution for their existing and future customers.

      WHAT PLANS DOES NOVELL HAVE TO PROVIDE A NEW DEVELOPER FOCUS?
         Novell recently promoted Michael Simpson, Vice President of Netware engineering to a new and expanded role. Mike, among other functions, is responsible for their entire developer community and will be introducing a new focus in this area. Called the "One Net Developer Program", you can expect Novell to be more aggressive in this area.

      WHAT PLATFORMS DOES NOVELL SUPPORT?
         Novell's NetWare 6 can be added to a mixed operating environment to gain benefits like iFolder and iPrint. Novell eDirectory, which is included in NetWare 6 but also available as a standalone, runs on and manages all leading operating systems: NetWare, Linux, Solaris, Windows NT/2000, and AIX. Most of Novell's directory-enabled products run on the directory, so they work across the operating systems that eDirectory supports. Novell's ZEN family of products, taken together, can manage entire networks including desktops, laptops, PDAs and multiple server platforms such as Windows, Linux*, Solaris* and Novell NetWare(R) . With their commitment to moving to a Web services environment, Novell will be exposing all its network services - - identity management, access, provisioning, network management, collaboration - - with Web service protocols, further expanding the interoperability of Novell solutions.

      WHAT PLATFORMS DOES SILVERSTREAM SUPPORT?
         Windows, Solaris, HP/UX, AIX, Linux and soon, Netware. R&D is already planning this and it will happen shortly after the close.

Supplementary FAQ for Employees
Novell/SilverStream Acquisition
June 9, 2002



      WHERE CAN I FIND MORE INFORMATION?
         This document is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Novell will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. You should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.

      FORWARD LOOKING STATEMENTS:
         Statements included in this document that are not historical in nature are "forward-looking statements," including those related to future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and the growth of the market for Web services solutions. You should be aware that Novell's and SilverStream's actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Novell and SilverStream management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Novell's ability to integrate SilverStream's operations and employees, Novell's ability to deliver on its one Net Vision of the Internet, Novell's ability to take a competitive position in the Web services industry, business conditions and the general economy, competitive factors, sales and marketing execution, shifts in technologies or market demand and the other factors described in Novell's and SilverStream's Annual Reports on Form 10-K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC. Novell and SilverStream disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

                               NOVELL KEY MESSAGES
                           ACQUISITION OF SILVERSTREAM


     MESSAGE I -- THE ACQUISITION OF SILVERSTREAM ADDS WEB SERVICES DEVELOPMENT
                  CAPABILITIES TO NOVELL'S ONE NET SOLUTION AND SOLIDIFIES NOVELL'S POSITION AS THE LEADING PROVIDER OF NET BUSINESS SOLUTIONS.

                  WITH ITS ONE NET SOLUTION, NOW ONLY NOVELL CAN PROVIDE THE COMPREHENSIVE COMBINATION OF BUSINESS SOLUTIONS, RAPID DEVELOPMENT CAPABILITIES AND RELIABLE, SECURE INFRASTRUCTURE TO HELP ANY ENTERPRISE EXPLOIT THE LATEST TECHNOLOGIES WHILE LEVERAGING EXISTING IT INVESTMENTS.


     MESSAGE II - SILVERSTREAM IS A STRATEGIC ACQUISITION AND PROVIDES THE
                  LEADING WEB SERVICES TECHNOLOGY THAT ADDS ANOTHER CRITICAL ELEMENT TO NOVELL'S ONE NET VISION, AND POSITIONS NOVELL AT THE FOREFRONT OF DELIVERING SOPHISTICATED WEB SERVICES-ORIENTED APPLICATIONS, AND REALIZING THE BENEFITS OF NOVELL'S ONE NET VISION OF THE INTERNET.


     MESSAGE III - NOVELL'S MANAGEMENT TEAM CONTINUES TO PUT THE COMPANY ON A
                  PATH TO GROWTH AND PROFITABILITY.

                  THE SILVERSTREAM ACQUISITION, WHEN COMBINED WITH NOVELL'S CAMBRIDGE TECHNOLOGY PARTNERS' CONSULTING CAPABILITIES AND ITS NET SERVICES INFRASTRUCTURE PRODUCTS AND SERVICES, POSITIONS NOVELL AS A LEADER IN THE WEB SERVICES MARKET.

MESSAGE I

   THE ACQUISITION OF SILVERSTREAM ADDS WEB SERVICES DEVELOPMENT CAPABILITIES TO NOVELL'S ONE NET SOLUTION AND SOLIDIFIES NOVELL'S POSITION AS THE LEADING PROVIDER OF NET BUSINESS SOLUTIONS.

   WITH ITS ONE NET SOLUTION, NOW ONLY NOVELL CAN PROVIDE THE COMPREHENSIVE COMBINATION OF BUSINESS SOLUTIONS, RAPID DEVELOPMENT CAPABILITIES AND RELIABLE, SECURE INFRASTRUCTURE TO HELP ANY ENTERPRISE EXPLOIT THE LATEST TECHNOLOGIES WHILE LEVERAGING EXISTING IT INVESTMENTS.


1) With the acquisition of SilverStream, Novell alone comprises the three core capabilities necessary to deliver Web services-based applications with one
   Net: business strategy and delivery through Cambridge Technology Partners' consulting expertise; rapid development capabilities through SilverStream's leading Web services technology; and networking infrastructure through Novell's products and services.

2) No other vendor in the industry brings all three capabilities together to deliver as comprehensive a set of products and services for planning, implementing and managing Services Oriented Architectures as Novell does with one Net.

3) The acquisition will leverage Novell's existing directory and networking technologies to provide a reliable and secure foundation for delivering advanced Web services-oriented applications. Novell has been active in promoting a web services-based approach for over 2 years. Novell recognized the shift from client-server to a Web-based network early on, and has embraced a Net services strategy with Novell one Net.

MESSAGE II

   SILVERSTREAM IS A STRATEGIC ACQUISITION AND PROVIDES THE LEADING WEB SERVICES TECHNOLOGY THAT ADDS ANOTHER CRITICAL ELEMENT TO NOVELL ONE NET VISION, AND POSITIONS NOVELL AT THE FOREFRONT OF DELIVERING SOPHISTICATED WEB SERVICES-ORIENTED APPLICATIONS, AND REALIZING THE BENEFITS OF NOVELL'S ONE NET VISION OF THE INTERNET.

1) Novell promises to deliver `Services Oriented Architectures' -- loosely-coupled, standards-based, process-driven, directory-enabled, network-aware architectures that enable the rapid development of Web services-based business applications.

2) Web services-based applications, and Novell's Services Oriented Architectures, help enterprises contend with their IT challenges by allowing them rapidly build services from existing enterprise systems and to treat resources and users as managed entities within a common network environment -- and thereby achieve Novell's one Net vision.

      - Services-based applications enable businesses to deliver dynamic, interactive experiences that integrate existing systems to users on any device from any location with applications that are both managed and secure. These applications help organizations:

            1) Create business processes that cut across customer, employee and supplier boundaries to reduce costs and streamline interactions;

            2) Unlock information from stove-piped departmental applications that are tightly tied to platforms and vendors so that these assets can be flexibly leveraged in new applications; and

            3) Exploit existing systems and architectures that have evolved as a result of historical decisions and functional optimization while leveraging accepted industry standards to offer true, multi-platform support and future proof applications.

      - By overcoming these challenges, enterprises will maximize the value of their IT resources because they can achieve `one Net': Novell's vision of a world where all networks - corporate and public, intranets, extranets and the internet - enable users on any device anywhere to work together as one Net, with applications and infrastructure that securely and dynamically connect employees, customers, partners and suppliers across organizational boundaries.

      - Services-based applications deliver rapid ROI because they integrate past, current and future IT investments, while ensuring flexibility in the future because they're built on open standards.

      - True multi-platform support reduces vendor dependence and provides greater interoperability in the enterprise

MESSAGE III

   NOVELL'S MANAGEMENT TEAM CONTINUES TO PUT THE COMPANY ON A PATH TO GROWTH AND PROFITABILITY.

   THE SILVERSTREAM ACQUISITION, WHEN COMBINED WITH NOVELL'S CAMBRIDGE TECHNOLOGY PARTNERS' CONSULTING CAPABILITIES AND ITS NET SERVICES INFRASTRUCTURE PRODUCTS AND SERVICES, POSITIONS NOVELL AS A LEADER IN THE WEB SERVICES MARKET.

1) Since taking the reins of Novell in 2001, Jack Messman has built a strong new management team with knowledge and experience of customer business requirements and the IT solutions they require.

2) Through smart right-sizing and expense reductions in the face of a difficult IT market, Novell has been at or close to profitability in recent quarters.

3)

4) Leverages Novell's strength in servicing global enterprises.

5) Makes Novell an immediate "player" in the Web services space with IBM, SUN and Microsoft, but with a comprehensive strategy that recognizes the reality of heterogeneous networks and offers customers unparalleled choice rather than the single-vendor approach much of the competition is pursuing.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Neptune will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. You should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.


SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Novell and SilverStream, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and the growth of the market for Web services solutions and any other statements about Novell or SilverStream managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. You should be aware that Novell's and SilverStream's actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Novell and SilverStream management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Novell's ability to integrate SilverStream's operations and employees, Novell's ability to deliver on its one Net Vision of the Internet, Novell's ability to take a competitive position in the Web services industry, business conditions and the general economy, competitive factors, sales and marketing execution, shifts in technologies or market demand and the other factors described in Novell's and SilverStream's Annual Reports on Form 10-K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC. Novell and SilverStream disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

NOVELL ONE NET
                                                                   www.novel.com
--------------------------------------------------------------------------------




                                                                   [NOVELL LOGO]

WHY ARE WE HERE?

--------------------------------------------------------------------------------

-  Novell has entered into a definitive agreement to acquire SilverStream
   Software

-  The combined entity will be Novell branded

- All SilverStream products will continue to be developed, maintained and supported by the same engineers and support organization that exists today

-  Novell plans to emerge as a formidable competitor in the Web Services space





2       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

ONE NET WEB SERVICES VISION

--------------------------------------------------------------------------------

AGENDA:

-  Novell Facts

-  SilverStream Facts

-  Market Opportunity

-  Enterprise IT Business Requirements

-  Enterprise IT Dilemma

-  Solution Requirements

-  Services Oriented Architecture

-  The Solution Components

-  Novell one Net

-  Our Value Proposition



3       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

NOVELL FACTS

--------------------------------------------------------------------------------

-  Novell, Inc. (NASDAQ: NOVL)

-  Net Sales 2001: $1040M

-  Over 6,000 Employees

-  Offices in 37 countries worldwide

- Novell is the leading provider of Net business solutions designed to secure and power the networked world. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions.



4       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

SILVERSTREAM FACTS

--------------------------------------------------------------------------------

-  SilverStream Software, Inc. (NASDAQ: SSSW)

-  IPO August, 1999 2001 Revenues of $68 million

-  Over 1,700 Customers

-  480 Employees

-  17 Offices Worldwide

- SilverStream eXtend - a comprehensive, Visual Integrated Services Environment that simplifies and accelerates the creation and delivery of Web services-oriented business applications.



5       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

SILVERSTREAM'S TECHNOLOGY LEADERSHIP

--------------------------------------------------------------------------------

-  First Java based application server
                                                         WINNER EAI JOURNAL 2002
-  One of the first J2EE certified servers

-  Pioneer in J2EE based eBusiness engines               WSJ WORLD CLASS PRODUCT

-  First J2EE based XML integration server
                                                           THE COMPUTING AWARD
-  First SOAP compliant integration server                 FOR EXCELLENCE 2001

-  First WSFL-based Process Management solution
                                                         TECHNOLOGY TRAILBLAZERS
-  Renowned for high productivity                                2001-2002

-  Leaders in Web Services
                                                           [ACORD(TM) XML LOGO]
-  Award-winning products



6       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

ENTERPRISE IT BUSINESS REQUIREMENTS

--------------------------------------------------------------------------------

-  Respond to rapidly changing requirements

-  Deliver highly interactive, dynamic solutions

-  Enhance high-value relationships

-  Manage complex processes

-  Leverage past, current & future technology investments

-  Maximize ROI



7       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

ENTERPRISE IT DILEMMA

--------------------------------------------------------------------------------

-  Applications must support any user on any device from any location

-  Applications must be managed and secure

-  Processes cut across all customer, employee and supplier boundaries

- Information is locked in departmental applications, tightly tied to platforms and vendors

-  Architecture is a result of historical decisions and functional optimization




8       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

SOLUTION REQUIREMENTS

--------------------------------------------------------------------------------

-  Your enterprise contains a myriad of users,
   devices, business processes and system
   resources that comprise a portfolio of                     [PICTURES OF
   corporate assets.                                         USERS, DEVICES,
                                                               PROCESSES,
-  ...but, they are tightly tied together in                 AND RESOURCES]
   stove-piped applications that are difficult to redeploy to meet new business challenges



9       (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

SOLUTION REQUIREMENTS

--------------------------------------------------------------------------------

-  Decouple processes and information from                    [PICTURES OF
   applications                                               CONNECTIONS
                                                             BETWEEN USERS,
-  Expose through standards-based interface                     DEVICES,
                                                               PROCESSES,
-  Manage resources, processes devices and users             AND RESOURCES]
   as directory-based entities

- Assemble entities into dynamic applications using the network

- Securely deliver to any user, any device or any location




10      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

SERVICES ORIENTED ARCHITECTURE

--------------------------------------------------------------------------------

-  Loosely Coupled - Dynamically configurable components

-  Standards Based -J2EE, Web Services, XML

-  Process Driven - Discretely invocable business processes

-  Directory Enabled - Management, security and provisioning

-  Network Aware - Execution and orchestration




11      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

THE SOLUTION COMPONENTS

--------------------------------------------------------------------------------

-  Strategy & Delivery

      -  Business Process & Technology Planning

      -  Analysis & Design

      -  Implementation                       [GRAPHIC OF SOLUTION COMPONENTS]

-  Application Development

      -  Visual Tools

      -  Interaction

      -  Integration

-  Cross-platform Infrastructure

      -  Identity & Provisioning

      -  J2EE Application Server

      -  Management & Orchestration



12      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

COMPONENT PROVIDERS

--------------------------------------------------------------------------------

-  Cambridge - Proven methodologies, innovative solutions

-  SilverStream - Web Services technology leadership

-  Novell - World-class security, reliability and network management


                                       [GRAPHIC OF COMPONENTS PROVIDERS]




13      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

NOVELL ONE NET

--------------------------------------------------------------------------------

- Cambridge - Proven methodologies, innovative solutions

-  SilverStream - Web Services technology
   leadership
                                                     [GRAPHIC OF NOVELL ONE NET]
- Novell - World class security, reliability and management

-  Novell one Net now delivers the most
   comprehensive products and services for
   planning, implementing and managing Services
   Oriented Architectures




14      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

CAMBRIDGE SOLUTIONS

--------------------------------------------------------------------------------

-  Recognized innovator

-  Proven methodologies

-  Business process

-  Technology strategy

-  Best-in-class solutions

                                              [GRAPHIC OF NOVELL ONE NET]



15      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

NOVELL EXTEND

--------------------------------------------------------------------------------

-  The first Visual Integrated Services
   Environment (Visual ISE) for rapidly creating, deploying and managing advanced Web-based applications
                                                    [GRAPHIC OF NOVELL ONE NET]
- Deliver dynamic, interactive solutions that integrate existing information assets.

-  Renowned productivity, portability and
   interoperability




16      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

NOVELL NET SERVICES

--------------------------------------------------------------------------------

-  Networking software pioneer

-  Reliable, secure infrastructure

-  World-class directory technology
                                                    [GRAPHIC OF NOVELL ONE NET]
-  Open J2EE runtime environment

-  Reliable, high-performance, network services

-  Comprehensive network management capabilities

-  Cross-platform interoperability

-  Collaboration



17      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

OUR VALUE PROPOSITION

--------------------------------------------------------------------------------

- Novell provides the business solutions, development capabilities and reliable, secure infrastructure that enables enterprises to exploit new technologies while leveraging significant IT investments

- With one Net, organizations will maximize technology ROI by managing complex processes and high-value relationships in an environment of rapid change





18      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

This presentation is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Novell will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Stockholders should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.




19      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

FORWARD LOOKING STATEMENTS

--------------------------------------------------------------------------------

Statements included in this presentation that are not historical in nature are "forward-looking statements," including those related to future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and the growth of the market for Web services solutions. You should be aware that Novell's and SilverStream's actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Novell and SilverStream management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Novell's ability to integrate SilverStream's operations and employees, Novell's ability to deliver on its one Net vision of the Internet, Novell's ability to take a competitive position in the Web services industry, business conditions and the general economy, competitive factors, sales and marketing execution, shifts in technologies or market demand and the other factors described in Novell's and SilverStream's Annual Reports on Form 10-K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC. Novell and SilverStream disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.




20      (C) 2002 Novell Inc. Confidential & Proprietary            [NOVELL LOGO]

NOVELL ONE NET
                                                                   www.novel.com
--------------------------------------------------------------------------------




                                                                   [NOVELL LOGO]

Slide 2:

Novell, Inc. (Nasdaq: NOVL) is the leading provider of Net business solutions. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions.

Together, SilverStream and Novell will lead the way in delivering solutions for the emerging and fast growing web services market.

The combined company will be called Novell, and the SilverStream name will be phased out. However, all of SilverStream's products will continue to be developed, maintained and supported by the same engineers and support organizations that you work with today. All existing agreements and support contracts will remain in place. Your sales and field service representatives will continue to provide the same high levels of attention and service you have become accustomed to. While the SilverStream name will change, the SilverStream experience will remain the same.

Slide 6:

SILVERSTREAM EXTEND - PRODUCT OF THE YEAR IN THE EAI JOURNAL AWARDS 2002 SilverStream eXtend, a Visual Integrated Services Environment for the rapid creation and management of enterprise information systems, has won "Product of the Year" in the eAI Journal Awards 2002. SilverStream eXtend was chosen for its comprehensive, integrated approach to the development and deployment of Web services-based solutions that enable the rapid delivery of dynamic, interactive applications that integrate existing enterprise systems. The annual eAI Journal awards recognize products that demonstrate innovation, maturity and market impact and acknowledge excellence in enterprise eBusiness technologies. eAI Journal is the leading monthly magazine and Web site focused on eBusiness, application integration, and Web services.

WEB SERVICES JOURNAL WORLD CLASS PRODUCT AWARD
SilverStream has won a World Class Product Award for SilverStream eXtend Composer, the company's powerful XML integration server, following an in-depth review of eXtend Composer in the March 2002 issue of Web Services Journal. Described as "an intuitive, organized work environment and an effective tool for developing Web services," SilverStream eXtend Composer Web service-enables the broadest range of enterprise systems so that they can be flexibly used in new applications such as advanced portals and trading exchanges. To read the review

COMPUTING MAGAZINE APPLICATION DEVELOPMENT SOFTWARE OF THE YEAR 2001 AWARD SilverStream has won a coveted Computing Magazine Application

Development Software of the Year 2001 Award for Excellence. Judged by independent panel of highly respected individuals from within the IT industry and experts from outside the industry, the awards are widely recognized as the benchmark for excellence throughout the computing industry.

ACW TECHNOLOGY TRAILBLAZERS 2001-2002
SilverStream is honored to be recognized as a Technology Trailblazer in the Enterprise Software category by Asia Computer Weekly. SilverStream was recognized for its Web Services strategy with SilverStream eXtend. The fifth annual ACW Technology Trailblazers identifies leading IT vendors and provides a useful resource for executive management.

THE ACORD XML IMPLEMENTATION CHAMPION AWARD is awarded to early adopters of ACORD's XML standards for insurance, and identifies market-leading technology companies committed to adopting standards to benefit the insurance industry. SilverStream received this award for the implementation of ACORD XML-compliant data exchanges between one of the largest insurance brokers in the world and a market-leading insurance carrier. The ACORD XML standard enables SilverStream's insurance customers to build Web Services that directly integrate ACORD standards with all mission-critical business systems and improve customer service levels without massive reengineering of existing architecture.

Slide 7:

Enterprise IT faces constant pressure to build a new class of application, one that is quite different than anything built before. The requirements for them flow in, at an accelerated pace, driven by global competition and increased expectations. What kind of applications are these? To begin with, they are not static. They're highly interactive, rich applications that need to be dynamically configured to respond to requirements that rapidly change as the business changes. They can take the form of advanced portals that enhance high value relationships such as trading partners and distribution channels, or workflows that streamline and manage complex, business processes.

The information assets, that provide the fuel for these applications, exist in the systems that IT has already invested in over the past 30 years. These new applications must take full advantage of these investments, while, at the same time, be built in a way that will enable them to be leveraged into current and future investments.

These projects are complex, but they must be completed as quickly and efficiently as possible, in order to produce maximum return on investment ensuring that IT remains strategically important to the enterprise.

Slide 8:

These applications must overcome several conditions that introduce real challenges to IT.

First they have to support any user, on any device, from any location. If you build an application today assuming that there is a fixed audience, use case, or user interface, you are making a mistake! Today, each user, regardless of whether they are a local direct employee or a partner overseas, should have the freedom to access the information they need, through a personalized view and from the device of their choice.

However, you cannot allow any user to participate in any process or access any information. Your applications have to be managed and secure to ensure that the right people are participating in the right processes and have the information they need and have permission to access.

The business processes that these applications automate can be broader than departmental or enterprise processes. They can cut across your extended enterprise.

That is particularly troubling when you consider that, historically, applications have been implemented to support discrete, departmental functions. Information is tightly tied to the application platform which is ultimately tied to a vendor. As a matter of fact, most IT organizations are saddled with an IT architecture that represents a timeline of "good" decisions that solved departmental problems using the state-of-the-art technology of that time. Most of these systems, however, were not designed to communicate with each other or take advantage of the Internet.

Slide 9:

Before we continue with solution requirements, we need to agree that all of your users, devices, business processes and information resources comprise a portfolio of corporate assets.

If you can manage them properly, you can get maximum value from them.

The challenge is that they are tightly tied together in stove-piped applications. Process is embedded in code. Code is embedded in departmental applications, which are tied to platforms, which are tied to vendors. This condition prevents you from reconfiguring these assets into new applications that meet new business requirements.

So how do you begin?

Slide 10:

First you have to decouple these assets. Information and process has to be decoupled from applications so that they can be re-purposed.

Then these entities must be exposed through standard interfaces so that they can communicate with one another using a common language. These entities, that can operate independently and communicate through a common language and can be shared and reconfigured into new applications are called Web Services.

Then all of these services (users, devices, processes and resources) must be managed to facilitate their orchestration. For example, if a service is under heavy usage, will the system be smart enough to load balance and move requests to other available services? Now that these entities are autonomous and can communicate with one another through a common language they can be assembled into dynamic applications using the network.

These applications can then be delivered to any user or device, but in a secure environment that manages users, process and information.

Slide 11:

And that is what a Services Oriented Architecture is.

A Loosely Coupled - Standards Based - Process Driven - Directory Enabled - Network Aware architecture that facilitates the development of services- based applications. But that is just the technology pieces of the puzzle. How do you begin to build such applications?

Slide 12:

You need to take a holistic approach that includes three core capabilities. This is not a "rip and replace" approach that requires you to start from scratch.

You need business process expertise to help you build and deploy a technology strategy that includes analysis, design and implementation of services oriented architecture. You need a services oriented development environment that provides high productivity visual tools that enables your existing IT staff to rapidly deploy highly interactive solutions that exploit your existing systems.

You need a secure cross-platform infrastructure that includes Identity and Provisioning, a J2EE Application Server and network Management and Orchestration. So, who are the leading producers of these capabilities?

Slide 13:

They are...
Cambridge Technology Partners - Proven methodologies and innovative solutions. SilverStream Software - Innovators and leaders in Web Services technology. Novell - Renowned for world-class security, reliability and network management.

Now, how do these components fit together?

Slide 14:

They are...
Cambridge Technology Partners - Proven methodologies and innovative solutions. SilverStream Software - Innovators and leaders in Web Services technology. Novell - Renowned for world-class security, reliability and management.

Novell brings these three leaders together into oneNet - the most comprehensive, interoperable combination of products and services for planning, implementing and managing Services Oriented Architectures.

Now lets drill down a bit into each one of these solution components.

Slide 15:

Cambridge Technology Partners is recognized in the industry as an innovator. They bring proven methodologies that enable enterprises to analyze business processes and develop and deploy a technology strategy that will turn their information into competitive advantage.

Slide 16:

Novell eXtend is the first Visual Integrated Services Environment that enables enterprise IT to rapidly create, deploy and manage advanced Web-based applications. With Novell eXtend, application developers can deliver dynamic interactive solutions that take full advantage of existing information assets. Novell eXtend comes to you from a company with a track record of delivering highly productive, portable and interoperable solutions to the market.

Slide 17:

Novell, the networking software pioneer, delivers a reliable secure infrastructure. Novell is well known for offering the most robust and secure directory technology available. Now Novell includes an open J2EE runtime environment with its high performance network services and comprehensive network management capabilities. What's different about Novell's infrastructure is that it is completely interoperable. Plug the pieces you need into your existing environment. No need to replace what you already have.

Slide 18:

These three solution components are the basis of our value proposition. Novell provides the business solutions, development capabilities and reliable, secure infrastructure that enables enterprises to exploit new technologies while leveraging significant IT investments.

With oneNet, organizations will maximize technology ROI by managing complex processes and high value relationships in an environment of rapid change.

Slide 19:

These three solution components are the basis of our value proposition. Novell provides the business solutions, development capabilities and reliable, secure infrastructure that enables enterprises to exploit new technologies while leveraging significant IT investments.

With oneNet, organizations will maximize technology ROI by managing complex processes and high value relationships in an environment of rapid change.

Slide 20:

These three solution components are the basis of our value proposition. Novell provides the business solutions, development capabilities and reliable, secure infrastructure that enables enterprises to exploit new technologies while leveraging significant IT investments.

With oneNet, organizations will maximize technology ROI by managing complex processes and high value relationships in an environment of rapid change.